

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 22, 2016

Daniel Trudeau
Chief Financial Officer
IT Management, Inc.
1395 Brickell Avenue, Suite 800
Miami, FL 33131

> **Re:** **IT Management, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 12, 2016**
> **File No. 333-206127**

Dear Mr. Trudeau:

Our preliminary review of your registration statement indicates that it fails to include an updated consent from your independent accountant. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct this deficiency. As you prepare your amended document, please be aware of the financial statement updating requirements of Rule 8-08 of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Donald P. Hateley, Esq.
       Hateley & Hampton